SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                          TREASURY INTERNATIONAL, INC.
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)

                                   89461-10-9
                                 (CUSIP Number)


               Dale Doner, Box 105, Sunset House, Valleyview, AB TOH 3HO, Canada (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                       January 25, 1999
                    (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894641-10-9

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1.      NAME OF REPORTING PERSON
GHQ Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a  |_|
                                                                        b  |_|
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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS*
PF

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                |_|

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

Belize, CA
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                                     7.      SOLE VOTING POWER

                   NUMBER OF                    16,903,618
                    SHARES            ----------------------------------------
                 BENEFICIALLY
                     OWNED           8.      SHARED VOTING POWER
                    BY EACH                             -0-
                   REPORTING          ----------------------------------------
                  PERSON WITH
                                     9.      SOLE DISPOSITIVE POWER

                                                16,903,618
                                      ----------------------------------------
                                    10.     SHARED DISPOSITIVE POWER
                                                        -0-

-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,903,618
-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            |_|

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19%
------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*

CO
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                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Security and Issuer

        Common Stock
        Principal Executive Officers of Issuer
               James Hal, Chairman
               Dale Doner, President and CEO
               Howard Halpern, Chief Financial Officer

        Address:
        1183 Finch Avenue West
        Site 508
        North York, ON M3J 2G2
        Canada

Item 2.        Identity and Background


        (a)    GHQ Ltd.

        (b)    35 Barrick Road, Suite 203, Belize City, Belize, CA

        (c)    Holding Company

        (d)    Not applicable

        (e)    Not applicable


Item 3.        Source and Amount of Funds or Other Consideration

        Personal funds

Item 4.        Purpose of Transaction

        For investment purposes and to obtain greater control to effect acquisitions for growth and increase stockholder equity.

Item 5.        Interest in Securities of the Issuer

        (a) 729759 Alberta Ltd., a corporation owned by Dale Doner, and GHQ Ltd., of which Mr. Doner owns 2- 1/2%, and Dale Doner may be considered affiliates. The total shares of the Issuer controlled by Dale Doner is approximately 7,095,889 or approximately 8.2%.

        (b)    729759 Alberta Ltd. - 6,398,000 shares
               Dale Doner - 697,889 shares
               GHQ Ltd. - 16,903,618 shares (Mr. Doner owns 2-1/2% of GHQ Ltd.)

       (c) No transactions wereeffected in the Issuer's securities by the reporting person during the last 60 days.

        (d)    Not applicable

        (e)    Not applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dale Doner, a shareholder of the Issuer, also owns 729759 Alberta Ltd., which is also a shareholder of the Issuer. In addition, Mr. Doner owns 2-1/2 % of GHQ Ltd., which owns approximately 19% of the Issuer.

Item 7.        Material to be Filed as Exhibits

None

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1999                            GHQ, LTD.
------------------
Date
                                    By: /s/ SANTIAGO GOMEZ
                                            --------------------------------
                                            Santiago Gomez, Nominee Director